

July 1, 2014

Via E-mail
Mr. Peter Maag, Ph.D.
President and Chief Executive Officer
CareDx, Inc.
3260 Bayshore Boulevard
Brisbane, California 94005

> **Re:** **CareDx, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2014**
> **File No. 333-196494**

Dear Mr. Maag:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders, page 141

1. Please revise to clarify how you arrived at the number of shares outstanding prior to and after the offering. For example, if such number reflects a reverse stock split which has not been effected, please indicate as much. Please also advise us how you calculated the percentage of shares beneficially owned prior to the offering.

2. We note the removal of Integral Capital Partners VI, L.P. as a more than 5% beneficial owner. Please advise us how you determined that Integral Capital Partners VI, L.P. is no longer a more than 5% beneficial owner.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
        Michael J. Danaher, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.